

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2019

Timothy Foufas
Chief Executive Officer
MTRON Systems Acquisition Corp.
2525 Shader Road
Orlando, Florida 32804

> **Re: MTRON Systems Acquisition Corp.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Filed July 9, 2019**
> **CIK No. 0001777946**

Dear Mr. Foufas:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS/A filed July 9, 2019

General

1.   Please identify the underwriter(s) of the offering in the next amendment.

You may contact Nudrat Salik (Staff Accountant) at (202) 551-3692 or Al Pavot (Staff Accountant) at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood (Staff Attorney) at (202) 551-3345 or Jay Ingram (Legal Branch Chief) at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction